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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

AFTERMARKET TECHNOLOGY CORP.
(Name of Subject Company (Issuer))

AFTERMARKET TECHNOLOGY CORP. (Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE (Title of Class of Securities)

008318107 (CUSIP Number of Class of Securities)

JOSEPH SALAMUNOVICH
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
ONE OAK HILL CENTER
SUITE 400
WESTMONT, ILLINOIS 60559
TELEPHONE: (630) 455-6000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

COPY TO:

BRUCE D. MEYER, ESQ.
GIBSON, DUNN & CRUTCHER LLP
333 S. GRAND AVENUE
47TH FLOOR
LOS ANGELES, CALIFORNIA 90071
TELEPHONE: (213) 229-7979

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Amendment No. 2 to the Tender Offer Statement on Schedule TO (as so amended, "Schedule TO") relates to Aftermarket's offer to purchase up to 2,638,500 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value per share, at a price not greater than $15.75 nor less than $13.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Aftermarket's offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, dated December 16, 2003, as amended and supplemented on January 6, 2004, which, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed with Amendment No. 1 to the Schedule TO, dated January 6, 2004, is incorporated herein by reference in response to all of the items of this Amendment No. 2 to Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION.

        Item 11 of the Schedule TO filed on December 16, 2003, as amended on January 6, 2004, is hereby amended and supplemented by adding the following information:

          On January 21, 2004, Aftermarket issued a press release announcing the preliminary results of the tender offer, which expired at 5:00 p.m., New York City time, on Tuesday, January 20, 2004. A copy of such press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

  Exhibit No. (a)(5)(iii): Press Release, dated January 21, 2004, Aftermarket Technology Corp. Announces Preliminary Results of Tender Offer.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2004	AFTERMARKET TECHNOLOGY CORP.

	By:	/s/ MICHAEL T. DUBOSE
		Name:	Michael T. DuBose
		Title:	Chairman of the Board, President and Chief Executive Officer

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EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase, dated December 16, 2003.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Letter to Stockholders, dated December 16, 2003.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Notice of Guaranteed Delivery.*
(a)(5)(i)	Press Release, dated December 16, 2003, Aftermarket Technology Corp. Announces Commencement of Its Modified Dutch Auction Tender Offer.*
(a)(5)(ii)	Summary Advertisement.*
(a)(5)(iii)	Press Release, dated January 21, 2004, Aftermarket Technology Corp. Announces Preliminary Results of Tender Offer.
(d)(1)	Stock Purchase Agreement, dated December 15, 2003, by and among Aurora Equity Partners L.P., Aurora Overseas Equity Partners I, L.P. and Aftermarket Technology Corp.*

*
Previously filed.

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SCHEDULE TO
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX